UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70410

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Grafine Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

654 Madison Ave, Suite 1201
(No. and Street)

New York	NY	10065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dennis Azary	(415)948-7994	dennis@grafine.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

290 W. Mt. Pleasant Ave, Su	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

11/2/05	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Weymouth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Grafine Capital Partners LLC, as of December 31, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Elizabeth K. Weymouth

Title:
CEO

Acknowledgement Form

State of New York)

)ss.:

County of Westchester)

On the 31 day of March in the year 2023 before me, the undersigned notary public, personally appeared Elizabeth Weymouth personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

Carole Scadden Notary Public

NYS Notary# 01ST6147868

Exp. 10/13/26.

GRAFINE CAPITAL PARTNERS LLC

Financial Statement

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

GRAFINE CAPITAL PARTNERS LLC

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Management
Grafine Capital Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Grafine Capital Partners LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Grafine Capital Partners LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Grafine Capital Partners LLC's management. Our responsibility is to express an opinion on Grafine Capital Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Grafine Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Uncertainty Regarding Impacts of Recent Disruptions in U.S. Banking System

As discussed in Note 7 to the financial statements, in March 2023, the shut-down of certain financial institutions raised economic concerns over disruptions in the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter

Citrin Cooperman & Company, LLP

We have served as Grafine Capital Partners LLC’s auditor since 2020.
Livingston, New Jersey
March 30, 2023

GRAFINE CAPITAL PARTNERS LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$	2,167,291
Accounts receivable		2,262,058
Fixed assets		160,684
Prepaid expenses		30,710
Other assets		2,118
Investment, at fair value (cost: $1,960,000)		3,360,000
Total assets	$	7,982,861

Liabilities and Member's Capital

Accrued expenses	$	781,178
Total liabilities		781,178
Member's capital		7,201,683
Total liabilities and member's capital	$	7,982,861

See accompanying notes to financial statement.

GRAFINE CAPITAL PARTNERS LLC

Statement of Operations

For the Year Ended December 31, 2022

1. Nature of Business and Ownership

Grafine Capital Partners LLC (the "Company") is a Delaware limited liability company formed on January 31, 2019. The Company is registered as a broker with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its customers are located primarily throughout the United States.

Grafine Advisors LLC (the "Member") shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Company and has the authority to bind the Company.

The Company conducts business as a Capital Acquisition Broker ("CAB") under the FINRA CAB Rules 016(c)(1) and engages solely in Private Placements of Securities.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("US GAAP") and general practices in the broker-dealer industry.

Interest Received as Merchant Banking Revenues
The Company may receive interests in the form of equity ownership for various operational, structuring, strategic and fundraising services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each agreement, typically when assets under management have reached an agreed upon amount. The securities received and related revenue are initially recorded at their estimated fair value at the time of transfer. The Company values such securities anually at the date of the statement of financial condition.

Use of Estimates
The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes
The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal, state or local income tax provision is required in the Company's financial statement.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Costs of repairs and maintenance are expensed as incurred while betterments and improvements are capitalized.
The Company provides for depreciation over three years.

Long-Lived Assets
Certain long-lived assets of the Company are reviewed at least annually to determine whether there are indications that their carrying value has been impaired, pursuant to guidance established by U.S. GAAP. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also revaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2022, management believes these assets to be fully recoverable and are not impaired.

Limited Liability
Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents at a financial institution. At times, the amount on deposit at the institution may exceed amounts covered by insurance provided by the US Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

The Allowance for Credit Losses
Effective May 1, 2020, the Company adopted ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified cash, cash equivalents and accounts receivable as impacted by the new guidance.

GRAFINE CAPITAL PARTNERS LLC

Statement of Operations

For the Year Ended December 31, 2022

2. Summary of Significant Accounting Policies (continued)

The Allowance for Credit Losses (continued)

The allowance for credit losses under Accounting Standards Codification Topic 326, *Financial Instruments – Credit Losses* ("ASC 326") is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing an impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with cash, cash equivalents, fees and other receivables is not significant and, accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

Fair Value of Financial Instruments

The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes observable inputs used to measure fair value into three broad levels, which are described below:

> Level 1: Quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

> Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

> Level 3: Unobservable inputs are used when little or no market data is available.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

Financial assets carried at fair value measured on a recurring basis as of December 31, 2022 are classified in the table below in one of the three categories described above:

Description	Level 1	Level 2	Level 3	Total
Investment	$ -	$ -	$ 3,360,000	$ 3,360,000

GRAFINE CAPITAL PARTNERS LLC

Statement of Operations

For the Year Ended December 31, 2022

2. Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has performed an evaluation of events that have occurred after December 31, 2022, and through March 30, 2023, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2022, except as disclosed in Note 7.

3. Property and Equipment

Details of property and equipment as of December 31, 2022 are as follows:

Office furnishings and equipment	$168,758
Less: accumulated depreciation	(8,074)
Property and equipment, net	$160,684

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (8-to-1 in the first twelve months of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $1,386,113 at December 31, 2022 which is $1,334,008 in excess of its net capital requirement of $52,153. The percentage of aggregate indebtedness to net capital was (56.36)% at December 31, 2022.

The Company's business activities are limited to those of a CAB and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

5. Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

GRAFINE CAPITAL PARTNERS LLC

Statement of Operations

For the Year Ended December 31, 2022

6. Related Parties

The Company entered into a management and expense sharing agreement with Grafine Partners, LP which is the Company's parent company (the "Parent"). At December 31, 2022, the Company had an outstanding balance due to the Parent totalling $610,886 which is included in accrued expenses in the accompanying statement of financial condition.

Grafine Capital I, LP ("GC I") is a related private investment fund managed by Grafine Holdings GP LLC and Grafine Capital Holdings LLC who are under common ownership with the Company. GC I deploys capital directly or indirectly into differentiated investment opportunities associated with up to four separate industry investment teams ("Verticals"). The Verticals will be represented in each case by a commitment to an underlying portfolio entity. The Company has entered into agreements with the Verticals to provide operational, structuring, strategic and fundraising services.

At December 31, 2022, the Company had an outstanding balance due from the Vertical totalling $737,167 which is included in accounts receivable in the accompanying statement of financial condition.

In October 2020, pursuant to its engagement with a real estate focused Vertical ("Real Estate GP"), in addition to cash compensation received, the Company received a grant of a 5% share of the carried interest held by the Real Estate GP. As a result of the discounted cash flow analysis, the Company determined the fair value of the carried interest at the time of grant to be $1,731,333. The Company valued the carried interest at approximately $3,360,000 as of December 31, 2022, which was derived from a discounted cash flow analysis resulting in the change in unrealized gain of $880,000 for the year ended December 31, 2022.

The Company has entered into a placement agent agreement with a related private investment vehicle (the "Related Vehicle") to act as a placement agent. An affiliated entity of the Related Vehicle has a minority interest share of the Parent. During the year ended December 31, 2022, $2,625,000 of placement fees were earned, and $1,148,438 is included in accounts receivable on the accompanying statement of financial condition at December 31, 2022.

GRAFINE CAPITAL PARTNERS LLC

Statement of Operations

For the Year Ended December 31, 2022

7. **U.S. Banking System Disruption**

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption in the U.S. banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy, which may include limits on access to short-term liquidity in the near term or other adverse effects. As disclosed in Note 2, as of December 31, 2022, the Company maintains cash amounts in excess of federally insured limits in the aggregate amount of approximately $1,900,000 of which all was held in financial institutions that the Company has identified market risks specific to the financial institution as of the date these financial statements are issued. In addition, as disclosed in Note 6, the Company has certain concentrations in credit risk that expose the Company to risk of loss if the counterparty is unable to perform as a result of future disruptions in the U.S. banking system or economy. Given the uncertainty of the situation, the related financial impact cannot be reasonably estimated at this time.